SEC File Number:       001-11226
                                                CUSIP Number:          G8915Z102


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One):   |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
|_|  Form N-SAR   |_|     Form N-CSR
                  For Period Ended:           March 31, 2005
                                   ---------------------------------------------

|_|  Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
         For the Transition Period Ended:
                                         ---------------------------------------

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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Tommy Hilfiger Corporation

Former Name if Applicable:

Address of Principal Executive Office (STREET AND NUMBER):

    9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan,
                               Kowloon, Hong Kong

City, State and Zip Code:

                                     PART II
                             RULES 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b)       The subject annual report, semi-annual report, transition
|_| report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Company does not expect to be able to file its Form 10-K by the end of the 15 day period provided by Rule 12b-25(b)(2)(ii).

          On June 15, 2005, Tommy Hilfiger Corporation (the "Company") announced that it is delaying the filing of its Form 10-K for its fiscal year ended March 31, 2005 ("2005 10-K") as a result of the previously disclosed governmental investigation of buying office commissions and related matters. As the Company has not issued financial statements or filed its quarterly reports on Form 10-Q for the second or third quarter of fiscal 2005, or its 2005 10-K, the fiscal 2005 results announced on June 15, 2005 and the previously announced pretax results for these quarterly periods are preliminary and subject to change. The Company currently plans to file its 2005 10-K, together with its delayed Quarterly Reports on Form 10-Q, before August 10, 2005.

          On September 24, 2004, Tommy Hilfiger U.S.A., Inc. ("THUSA") announced that it had received a grand jury subpoena issued by the U.S. Attorney's Office for the Southern District of New York seeking documents generally related to domestic and/or international buying office commissions since 1990, and that certain of THUSA's current and former employees had received subpoenas. Several domestic and international subsidiaries of the Company pay buying office commissions to Tommy Hilfiger (Eastern Hemisphere) Limited ("THEH"), a British Virgin Islands corporation which is a wholly-owned and consolidated subsidiary of the Company, pursuant to contracts to provide or otherwise secure through sub-agents certain services, including product development, sourcing, production scheduling and quality control functions. The U.S. Attorney's Office investigation is focused on the appropriateness of the commission rate paid by the Company's subsidiaries to THEH, as well as other related tax matters.


          In October 2004, the Board of Directors of the Company formed a Special Committee of independent directors to conduct an independent investigation into matters arising out of the governmental investigation. The Special Committee retained Debevoise & Plimpton LLP as legal counsel, with a team headed by Mary Jo White, former U.S. Attorney for the Southern District of New York. The Special Committee reported on its investigation to the Board in March 2005 and to the U.S. Attorney's Office in April 2005. The Special Committee found that the Company had a good faith basis for adopting the buying office commissions rate paid by the Company's subsidiaries to THEH. The Special Committee did identify certain questions about Hong Kong tax matters and supported the Company's determination to engage the Hong Kong Inland Revenue Department ("IRD") in discussions regarding whether THEH was subject to profits tax in Hong Kong. The Special Committee made recommendations to the Company to enhance procedures for tax matters, including transfer pricing, and to review its buying office structure. The Company's management has adopted all of the Special Committee's recommendations.


          After the Special Committee made its report, the Company in May 2005 initiated discussions with the U.S. Attorney's Office about the possible resolution of the investigation on a civil basis, and the Company also initiated discussions with the IRD in an effort to resolve any issues concerning whether THEH is subject to profits tax in Hong Kong. While these discussions are ongoing, there can be no assurance that the Company's efforts will be successful and the Company cannot predict the timing or outcome of these matters. The Company may be subject to the institution of administrative, civil or criminal proceedings, claims for back taxes and interest, the imposition of fines and penalties or other remedies and sanctions, which could be material. The Company cannot predict the ultimate impact that these matters or the related securities class action lawsuit may have on its business, financial condition, the carrying value of goodwill related to THEH (which was approximately $95 million at March 31, 2004), its results of operations, cash flow or historical financial statements. In this regard, the Company has not yet completed its required analysis as to whether any restatement or adjustments would be required under generally accepted accounting principles.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


             Joseph Scirocco          (212)               840-8888
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                  (Name)           (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     The Company has not filed its quarterly reports on Form 10-Q for the second or third quarters of the fiscal year ended March 31, 2005.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As the Company has not issued financial statements or filed its quarterly reports on Form 10-Q for the second or third quarter of fiscal 2005, or its 2005 10-K, the fiscal 2005 results announced on June 15, 2005 and the previously announced pretax results for these quarterly periods are preliminary and subject to change.

          On June 15, 2005, the Company announced that for the twelve months ended March 31, 2005, net revenue decreased to approximately $1,784 million from $1,876 million for fiscal 2004. Pretax income was approximately $92 million for the twelve months ended March 31, 2005, compared with $170 million in fiscal 2004. Fiscal 2005 included costs and expenses totaling approximately $35 million related to (a) legal and advisory fees resulting from the U.S. Attorney's Office investigation and related matters, (b) the exit of the U.S. Young Men's Jeans and Wholesale H Hilfiger businesses, (c) the U.S. wholesale restructuring, (d) the impairment of certain in-store shops and (d) the closing of the Company's Secaucus, NJ facility. Fiscal 2004 included net costs and expenses of approximately $7 million related to
     (a) the closure of four specialty retail stores, (b) the repositioning of the U.S. Young Men's Jeans business, (c) the impairment of certain in-store shops, (d) other cost reduction initiatives, partially offset by (e) the favorable settlement of a trademark counterfeiting and infringement litigation against Goody's Family Clothing, Inc. The Company also stated that net revenue for the fourth quarter of fiscal 2005 was approximately $492 million, a decrease compared to $510 million in the fourth quarter of fiscal 2004.

          The Company has been unable to make a reasonable estimate of its after-tax results for the fourth quarter and fiscal 2005 due to the pending investigations and the Company's ongoing discussions to resolve such matters.

          The Company now expects to record net provisions with respect to the U.S. Attorney's Office investigation, the Hong Kong IRD matter and certain state and local tax matters in the range of $30 to $40 million (taking into account tax reserves for these matters totaling approximately $15 million, all of which were accrued in the Company's consolidated financial statements as of March 31, 2004). As the Company has not yet filed reports on Form 10-Q for the second and third quarter periods of the fiscal year, the impact of these provisions on these periods must be evaluated. In addition, the Company must analyze the impact of these provisions on related note disclosures and prepare such disclosures to comply with Generally Accepted Accounting Principles. These activities are expected to be completed before August 10, 2005.

                           Tommy Hilfiger Corporation
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                  (Name of Registrant as Specified in Charter)


     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      June 15, 2005                By:  /s/ Joseph Scirocco
      --------------------------            ------------------------------------
                                        Name:    Joseph Scirocco
                                        Title:   Executive Vice President, Chief
                                                 Financial Officer and Treasurer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.